manatt

manatt | phelps | phillips

October 10, 2013

VIA EDGAR

Mr. Mark P. Shuman

Ms. Katherine Wray

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mandalay Digital Group, Inc. Resale Registration Statement on Form S-3 Filed August 30, 2013 Registration No. 333-190943

Ladies and Gentlemen:

On behalf of Mandalay Digital Group, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-190943) (the “Registration Statement”), originally filed by the Company on August 30, 2013.

We are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Peter Adderton of the Company, dated September 23, 2013 (the “Commission’s Letter”). For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

We have supplementally provided to Ms. Wray and Mr. Shuman a copy of Amendment No. 1 filed by the Company marked to reflect changes made to the Registration Statement as originally filed with the Commission.

Prospectus Cover Page

1.	In the first paragraph on the cover page you refer to the shares of common stock being offered for resale, but you do not indicate that any shares underlie warrants and will be sold by the selling shareholders following the exercise of the warrants. Footnotes 4 and 5 to the selling stockholder table on pages 13 and 14, as well as the legal opinion filed as Exhibit 5.1, state that you are registering for resale shares issuable pursuant to warrant exercises. Please expand the cover page disclosure to address the shares issuable upon the exercise of warrants, or otherwise revise your filing as appropriate. In addition, please tell us whether the warrants relating to shares being registered were outstanding as of the initial filing of the registration statement.

11355 W. Olympic Blvd., Los Angeles, California 90064-1614 Telephone: 310.312.4000 Fax: 310.312.4224

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

manatt

manatt | phelps | phillips

Mr. Mark P. Shuman

Ms. Katherine Wray

October 10, 2013

In response to the Staff’s comment, we have revised the cover page disclosure to indicate such shares that underlie warrants and options that will be sold by the selling shareholders following the exercise of the warrants and options. Please note that all of the warrants relating to shares being registered were outstanding as of the initial filing of the Registration Statement, and all of the options relating to shares being registered were issued between the date of the initial filing of the Registration Statement and the date hereof.

Selling Stockholders, page 13

2.	Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

In response to the Staff’s comment, we have disclosed the person or persons who have sole or shared voting and/or investment power over the securities owned by each legal entity in the Registration Statement.

3.	Footnote 5 to the table states that selling shareholder Merriman Capital, Inc. is a registered broker dealer and notes further that “Merriman was not involved with the previous sale of shares being registered on behalf of any selling stockholders hereunder.” Please tell us whether Merriman received its shares as compensation for underwriting activities in connection with other offerings by the company. If not, Merriman must be identified as an underwriter in the prospectus. Please revise accordingly.

Merriman Capital, Inc. did not receive its shares as compensation for underwriting activities in connection with other offerings by the Company. However, Merriman Capital, Inc. declined to be identified as an underwriter in the prospectus and has therefore elected not to be included as a selling stockholder.

manatt

manatt | phelps | phillips

Mr. Mark P. Shuman

Ms. Katherine Wray

October 10, 2013

4.	Please expand the filing to describe the material transactions and relationships between the company and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold were issued and the warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the number of shares or warrants received by them.

In response to the Staff’s comment, we revised the Registration Statement to reflect (i) any material transactions and relationships between the Company and each of the selling shareholders during the past three years and (ii) the transactions whereby the shares to be resold were issued and the warrants or options relating to shares to be resold were issued, described in materially complete terms, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the number of shares or shares underlying warrants or options received by them.

Documents Incorporated by Reference, page 18

5.	Please revise this section to incorporate by reference the Form 8-K you filed on September 17, 2013. See Item 12(a) of Form S-3. Please also consider including a statement to the effect that all Exchange Act filings required to be incorporated by reference that you file after “the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

We have revised the Documents Incorporated by Reference section to incorporate by reference the Form 8-K we filed on September 17, 2013, as well as the Forms 8-K we filed on September 24, 2013 and September 27, 2013. We have also included a statement that all Exchange Act filings required to be incorporated by reference that we file after the date of the Registration Statement and prior to effectiveness of the Registration Statement shall be deemed to be incorporated by reference into the prospectus.

Part II

Item 17. Undertakings

manatt

manatt | phelps | phillips

Mr. Mark P. Shuman

Ms. Katherine Wray

October 10, 2013

6.	Please revise this section to provide only those undertakings that are applicable to your offering. In this regard, we note that you have included the undertakings set forth in paragraphs (a)(5)(i), (a)(6) and (i) of Item 512 of Regulation S-K, each of which appear inapplicable to this offering. Please revise or advise.

We have revised the Undertakings in Item 17 to exclude the undertakings set forth in paragraphs (a)(5)(i), (a)(6) and (i) of Item 512 and any other undertakings we found to be inapplicable to this offering.

*               *               *

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 310-312-4126.

Very truly yours,

/s/ Ben D. Orlanski
Ben D. Orlanski

cc:    Peter Adderton